[TYPE]SC 13G
[DESCRIPTION]13G FILING
		CENTRAL INDEX KEY:			0000941412
		STANDARD INDUSTRIAL CLASSIFICATION:
		IRS NUMBER:				072441595
		STATE OF INCORPORATION:
		FISCAL YEAR END:			1231

	FILING VALUES
		FORM TYPE:		SC 13
		SEC ACT:		1934 Ac
		SEC FILE NUMBER:
		FILM NUMBER:

	BUSINESS ADDRESS:
		STREET 1:		      1 MILL STREET, BOX A-26
		CITY:			         BURLINGTON
		STATE:			        VT
		ZIP:			          05401-1530
		BUSINESS PHONE:		(802) 658-3773

FILED BY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			          SEVENTH GENERATION, INC.
		CENTRAL INDEX KEY:
		STANDARD INDUSTRIAL CLASSIFICATION:
		IRS NUMBER:
 	STATE OF INCORPORATION:			          VT
		FISCAL YEAR END:			                 1231



                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934



                               (Amendment No. 0)


                            SEVENTH GENERATION, INC.
                                (Name of Issuer)

                         Common Stock $.000333 Par Value
                         (Title of Class of Securities)


                                   81806K 101
                                 (CUSIP NUMBER)

1)      Name of Reporting Person        Jeffrey A. Hollender
        SS or IRS Identification
        Nos. of Above Persons           ###-##-####

2)      Check the Appropriate Box if    (a)
        of A Member of  Group
        (See Instructions)              (b)

3)      SEC Use Only

4)      Citizenship or of Place of      United States of America
        Organization

        Number of                     (5)  Sole Voting Power           0

        Shares
        Beneficially Owned            (6)  Shared Voting Power   334,568
        by Each Reporting
        Person With                   (7)  Sole Dispositive            0
                                            Power

                                      (8)  Shared Dispositive    334,568
                                             Power

9)      Aggregate Amount Bene-        334,568
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        cludes Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           13.78%

12)     Type of Reporting
        Person (See Instructions)     IN

1)      Name of Reporting Person        Sheila Hollender
        SS or IRS Identification
        Nos. of Above Persons           ###-##-####

2)      Check the Appropriate Box if    (a)
        of A Member of  Group
        (See Instructions)              (b)

3)      SEC Use Only

4)      Citizenship or of Place of      United States of America
        Organization

        Number of                     (5)  Sole Voting Power           0

        Shares
        Beneficially Owned            (6)  Shared Voting Power   334,568
        by Each Reporting
        Person With                   (7)  Sole Dispositive            0
                                            Power

                                      (8)  Shared Dispositive    334,568
                                             Power

9)      Aggregate Amount Bene-        334,568
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        cludes Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           13.78%

12)     Type of Reporting
        Person (See Instructions)     IN

Item 1(a)         Name of Issuer

                  Seventh Generation, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  1 Mill Street, Box A-26
                  Burlington, VT 05401-1530

Item 2(a)         Name of Person Filing

                  Jeffrey A. Hollender
                  Sheila Hollender

Item 2(b)         Address of Principal Business Office or, if none, Residence

                  c/o Seventh Generation, Inc.
                  1 Mill Street, Box A-26
                  Burlington, VT 05401-1530

Item 2(c)         State of Organization/Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities

                  Common Stock, $.000333 Par Value Per Share

Item 2(e)         CUSIP Number

                  81806K 101

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a

          (a) [ ]  Broker or Dealer registered under Section 15 of the Act

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisor Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(1)(ii)(G)

          (h) [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership

(a)       Amount Beneficially Owned          334,568

(b)       Percent of Class                   13.875


(c)       Number of shares as to which such person has:

          (i)      sole power to vote or to direct the vote   - 0 -

          (ii)     shared power to vote or to direct vote     334,568


          (iii)    sole power to dispose or to direct disposition of  - 0 -

          (iv)     shared power to dispose or to direct disposition   334,568

Item  5.  Ownership of Five Percent or Less of a Class
          Not Applicable.


Item  6.  Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable.

Item  8.  Identification and Classification of Members of the Group

          Not Applicable.

Item  9.  Notice of Dissolution of the Group

          Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge an belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, certify that the information set forth in this statement is true, complete and correct.


              Jeffrey A. Hollender

              Sheila Hollender

              February 14, 1997
              Date




         /s/ Jeffrey A. Hollender
             Signature

         /s/ Sheila Hollender
             Signature

   [This filing is made voluntarily and should not be construed as an admission that SHEILA HOLLENDER is subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.]